SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                             ----------------------

                                    FORM 6-K

                        REPORT of Foreign Private Issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                                 Date: June 2003

                                   Disco S.A.
                    ---------------------------------------
               (Exact name of registrant as specified in charter)

                                   Disco S.A.
                    ---------------------------------------
                 (Translation of registrant's name into English)

                                    Argentina
                    ---------------------------------------
                         (Jurisdiction of organization)

            Larrea 847, First Floor, 1117 Capital Federal, Argentina
            --------------------------------------------------------
                    (Address of principal executive offices)

         Registrant's telephone number, international: +54-11-964-8017
                                                      ----------------

                                    001-14292
                    ---------------------------------------
                            (Commission File Number)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F   X             Form 40-F
                                  ---                       ---

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes                       No   X
                             ---                      ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

On June 18, 2003, Disco S.A. (the "Company") submitted a letter to the Bolsa de Comercio de Buenos Aires (the Buenos Aires Stock Exchange) (the "Bolsa") informing the Bolsa of its intention to redeem the entire outstanding principal amount of the Company's US$250,000,000 9 7/8% Notes Due 2008 (the "Notes") and the terms of such redemption (the "Letter to the Bolsa"). The Company also submitted to the Bolsa a copy of the notice of redemption (the "Notice of Redemption") addressed to the holders of the Notes. Unofficial English translations of the Letter to the Bolsa and the Notice of Redemption are attached hereto as Exhibit 1 and Exhibit 2, respectively.

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
                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   Disco S.A.


Date: June 23, 2003                By:  /s/ Lucas Gerardus Baptist de Jong
                                      ------------------------------------------
                                      Name:  Lucas Gerardus Baptist de Jong
                                      Title: Vice President acting as President

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
                                LIST OF EXHIBITS



The following exhibits have been filed as part of this Form 6-K:


Exhibit        Description
-------        -----------

1.             Unofficial English translation of Letter to the Bolsa

2.             Unofficial English translation of the Notice of Redemption

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
                                                                       Exhibit 1

                                                     Buenos Aires, June 18, 2003



To the
Bolsa de Comercio de Buenos Aires


                                                           Re.: DISCO S.A. Notes



Dear Sirs:

This is to inform you that the Company has resolved to undertake the early redemption of all Disco S.A. Notes outstanding at the Date of Redemption under the terms and conditions established in Section 11 and related sections of the Indenture, dated May 11, 1998 (the "Indenture"), entered into among Disco S.A., Deutsche Bank Trust Company Americas (formerly Bankers Trust Company) (the "Trustee") and Providian Bank S.A. (formerly Banco Liniers Sudamericano S.A.), as follows: (i) Notes to be Redeemed: 100% of the US$ 250,000,000 9 7/8% Notes due 2008 outstanding at the Date of Redemption. (ii) Date of Redemption: July 22, 2003. (iii) Price of Redemption: 104.9375% of the total redeemed principal of the Notes plus accrued and unpaid interest up to, but excluding, the Date of Redemption. (iv) Notes Payable on the Date of Redemption: In accordance with the terms and conditions set forth in the Indenture and pursuant to the procedure provided for therein, Disco S.A. shall pay the Price of Redemption against delivery of the Notes, putting on record that as from the Date of Redemption, the Notes shall cease to accrue interest.

Very truly yours,




                         LUCAS GERARDUS BAPTIST DE JONG
                       Vice-President acting as President

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
                              NOTICE OF REDEMPTION

                                   DISCO S.A.


                              US$ 250,000,000 Notes
                      US$ 250,000,000 9 7/8% NOTES DUE 2008


CUSIP No.: 254609AD2/P3561ZAD2 (*)

To: The Holders of US$ 250,000,000 9 7/8% Notes due 2008 from Disco S.A. (the "Noteholders")

This is to inform you, under the terms of section 1101 of the Indenture dated May 11, 1998 (the "Indenture") entered into between Disco S.A. (the "Company"), Deutsche Bank Trust Company Americas (formerly Bankers Trust Company), as Trustee, Co-Registrar and Principal Paying Agent (the "Trustee") and Providian Bank S.A. (formerly Banco Liniers Sudamericano S.A.) as Registrar and Argentine Paying Agent, that all the US$ 250,000,000 9 7/8% Notes due 2008 of the Company (the "Notes") have been called for redemption, and that the Notes shall be redeemed in full on July 22, 2003 (the "Date of Redemption") at a price of redemption equal to 104.9375% of the principal thereof (the "Price of Redemption") plus all interest accrued up to, but excluding, the Date of Redemption.

On the Date of Redemption, the Price of Redemption of the Notes, plus accrued interest up to, but excluding, the Date of Redemption, shall be due and payable.

The payment of the Price of Redemption of the Notes, plus accrued interest up to, but excluding, the Date of Redemption, shall be made to the Noteholders, subject to receipt of the necessary funds by Deutsche Bank Trust Company Americas, as paying agent (the "Paying Agent"), against presentation and delivery of such Notes to the Paying Agent, as follows:

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
By Overnight Courier:                   By personal delivery:
DB Services Tennessee, Inc.             Deutsche Bank Trust Company Americas
Corporate Trust & Agency Services       c/o The Depository Trust Clearing Corp.
648 Grassmere Park Road, 1st Floor      55 Water Street, 1st Floor
Nashville, TN 37211                     Jeanette Park Entrance
Attention: Securities Payment Unit      New York, NY 10041
                                        Attn:  Corporate Trust and Agency

By mail:
DB Services Tennessee, Inc.
Corporate Trust & Agency Services
Securities Payment Unit
P.O. Box 291207 Nashville, TN 37229-1207

On and as from the Date of Redemption, the Notes shall no longer accrue interest. As from the Date of Redemption, the Noteholders shall not have any right as Holders other than the right to receive the Price of Redemption against delivery of the Notes, plus interest accrued up to, but excluding, the Date of Redemption.

Any request for additional copies of this Notice of Redemption shall be made to the Trustee by telephone at 1-800-735-777 or addressed to the Trustee at the address set forth above. Any matter relating to this notice of redemption shall be addressed to the Company by telephone at (54-11) 4964-8013 or to Disco S.A. at Larrea 847, C1117ABA, Buenos Aires, Argentine Republic.



                              LUCAS GERARDUS BAPTIST DE JONG
                            Vice-President acting as President

Buenos Aires, June 18, 2003

(*) This CUSIP number is for internal use only. No statements are made in respect of the accuracy of the CUSIP numbers, except for the text printed on the Notes or as stated herein.

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